SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14499

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EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

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Rio de Janeiro, Brazil - November 22, 2004

Embratel Participações S.A. (Embrapar)
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8% of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

EMBRATEL CONCLUDES LOCAL COMMERCIAL PAPER ISSUE

Rio de Janeiro, Brazil – November 22, 2004 - Embratel Participações S.A. (Embratel Participações or the "Embrapar") (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. ("Embratel"), today announced that its subsidiary Embratel concluded the issuance of local commercial paper.

Embratel issued R$1 billion of promissory notes at an interest of 102.3 percent of the CDI with a term of 180 days.

This Real based issue is part of the loans Embratel is in the process of obtaining in order replace expensive debt obtained in the March 2003 financing agreement. With this issue Embratel expects to (i) lower the overall cost of debt; (ii) gain more flexibility to invest; and (iii) further improve credit profile to obtain even better financing conditions at a later date in the next 12-months period.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is well positioned to be the country's only true national local service provider for corporate customers. Service offerings include: telephony, advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network has countrywide coverage with 32,466 km of fiber cables.

The information contained in this document may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including statements regarding the Company’s business, financial, regulatory environment, strategy, trends and other projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any acquisitions and the integration thereof, risks associated with the international nature of our business, including currency risk and dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004

Embratel Participações S.A.

By: /s/ Carlos Henrique Moreira
___________________________________________
Carlos Henrique Moreira
Title: President and Chief Executive Officer